CHINA INFORMATION TECHNOLOGY, INC.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Tel: (+86) 755 8370 8333

November15, 2013

By EDGAR Transmission
Ms. Jaime John
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: China Information Technology, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 22, 2013
File No. 001-35722

Dear Ms. John:

     We hereby submit the responses of China Information Technology, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 1, 2013, providing the Staff’s comments with respect to the above-referenced annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”).

     For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Item 3.D. Risk Factors

Risks Related to Doing Business in China, page 12

1. We note in your response to prior comment 1 that your current auditors, GHP Horwath, P.C. (GHP), are located in Denver, Colorado and the PCAOB has been making regular inspections of GHP’s audit work and practices. Please provide additional information about the location and availability of the audit work papers associated with your audit including whether the work papers are located in the U.S. To the extent that the work papers are located outside of the U.S. tell us whether GHP and the PCAOB have access to the work papers.

Response: We have confirmed with our auditor that all of the audit work papers associated with our audit are located in the U.S. In addition, the PCAOB has access to these audit work papers in connection with their regular inspections of GHP.

Item 5.B. Liquidity and Capital Resources

Intercompany Transfers, page 48

2. We note in your response to prior comment 2 that it appears that your cash is held solely in U.S. dollars. Please confirm or disclose by respective denominations as previously requested. Additionally, confirm that you will include disclosure consistent with your response in future filings.

Division of Corporation Finance
November 15, 2013

Response: Our cash held in the PRC (both by VIEs and other entities) is deposited in RMB denomination. However, because our cash located outside of the PRC is deposited in US$, in our response to the prior comment 2, we also used US$ denomination to disclose our cash held in the PRC. In our future filings, to avoid confusion, we intend to disclose our cash held in the PRC as follows:

Cash held by VIEs	RMB 43,167,000 (approximately US$6,850,610)
Cash held by other entities located in the PRC (except VIEs noted above)	RMB 87,896,600 (approximately US$13,949,190)

In addition, we hereby confirm that we will include disclosure consistent with our response in future filings.

Item 8. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities

 Amended and Restated MSA, page F-10

3. We note in your response to prior comment 3 that you decided not to execute the pledge agreement. Please tell us when you decided not to enter into the pledge agreement and revise your disclosure in future filings to clarify that your pledge agreement was not executed.

Response: After the Amended and Restated Management Service Agreement was executed on December 13, 2009, based on the advice of the Company’s PRC legal counsel, in January 2010 all the parties to the agreement decided not to enter into a pledge agreement. We hereby confirm that we will revise our disclosure in future filings to clarify that the pledge agreement was not executed.

Note 3. Variable Interest Entity, page F-17

4. We note the proposed disclosure for future filings provided in response to prior comments 6 and 7. Please also revise your disclosure to indicate that if the PRC government determines that you are not in compliance with applicable laws you may be required to deconsolidate your interest in iASPEC.

Response: We hereby confirm that in addition to the proposed disclosure in our future filings to address the Staff’s prior comments 6 and 7, we will revise our disclosure to indicate that if the PRC government determines that we are not in compliance with applicable laws we may be required to deconsolidate our interest in iASPEC.

5. We note your response to prior comment 9. Please confirm that you will clarify your disclosure in future filings to be consistent with your response. For example, indicate that the government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIE. Additionally, clarify that the recognized revenue-producing assets held by the VIE consist of property, plant and equipment and intangible assets and indicate how much of these assets are held by the VIE.

Division of Corporation Finance
November 15, 2013

Response: In the future filings, the company will clarify our disclosure to be consistent with our response, among others, indicating that the government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIE, and will clarify that the recognized revenue-producing assets held by the VIE consist of property, plant and equipment and intangible assets and indicate how much of these assets are held by the VIE.

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 755-88319888, or Woon-Wah Siu, Esq. at (86) 21-6137-7924 of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel.

Sincerely,

CHINA INFORMATION TECHNOLOGY, INC.

By: /s/ Jiang Huai Lin
Jiang Huai Lin
Chief Executive Officer